Exhibit 99.2

CONSENT OF PETER ALLEN

             In connection with the filing on Form 6-K with the Securities and Exchange Commission (the “SEC”), of the technical report entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, dated December 15, 2021 (the “Technical Report”) and the Material Change Report (“MCR”) of Sandstorm Gold Ltd. (the “Company”) dated December 15, 2021, I, Peter Allen MAusIMM(CP-Metallurgy), consent to: (i) the filing of the Technical Report with the SEC by the Company; (ii) any extracts from or a summary of the Technical Report in the news release of the Company dated December 15, 2021 (the “News Release”) also filed on Form 6-K with the SEC; (iii) the use of and references to my name in connection with the Technical Report, the MCR and the News Release, as an expert or “qualified person,” who has reviewed, prepared or approved the disclosure of the scientific and technical information contained in the Technical Report, the MCR and the News Release and the use of the Technical Report, or portions thereof, contained in the MCR and News Release that I supervised the preparation of and/or was reviewed and approved by me (the “Technical Information”), (iv) the use and inclusion of the Technical Information in the written disclosure contained in the MCR and the News Release, and (v) the incorporation by reference of the Technical Report, the MCR, the News Release and Technical Information into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

DATE: December 15, 2021.

/s/ Peter Allen
Name: Peter Allen Title: Manager Technical Services Company: GR Engineering Services Limited

GR ENGINEERING SERVICES LIMITED ABN 12 121 542 738 Tel: +61 8 6272 6000 Fax: +61 8 6272 6001 Email: gres@gres.com.au Website: www.gres.com.au PO Box 258, Belmont WA 6984 71 Daly Street, Ascot WA 6104